United States securities and exchange commission logo





                           May 3, 2021

       Dan Wernikoff
       Chief Executive Officer
       LegalZoom.com, Inc.
       101 North Brand Boulevard, 11th Floor
       Glendale, California 91203

                                                        Re: LegalZoom.com, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 6,
2021
                                                            CIK No. 0001286139

       Dear Mr. Wernikoff:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Customer Journey, page 5

   1. Where you discuss your net promoter scores in the prospectus summary, please disclose your scores as well as
the scores for traditional offline attorneys.
       Our Competitive Strengths, page 7

   2. Please explain what is meant by your aided and unaided brand awareness percentages.
 Dan Wernikoff
FirstName  LastNameDan Wernikoff
LegalZoom.com,   Inc.
Comapany
May  3, 2021NameLegalZoom.com, Inc.
May 3,
Page 2 2021 Page 2
FirstName LastName
Key Business Metrics, page 17

3. We note you disclose adjusted EBITDA margin here without presenting the comparable
         GAAP measure of net income margin. Similarly, on page 67 you discuss adjusted
         EBITDA and adjusted EBITDA margin without discussing the comparable
GAAP
         measures. You also include a discussion regarding the factors that contributed to the change in adjusted EBITDA and free cash flow in your MD&A Overview without providing comparable information for your GAAP results, and you include similar disclosures in the MD&A Non-GAAP section before your GAAP results of operation and liquidity discussion. This comment also applies to disclosures in your Business section.
         Wherever you present a non-GAAP measure or a discussion on non-GAAP results, please ensure that you present the GAAP measure or GAAP results discussion with equal or greater prominence Please revise. Refer to Question 102.10 of the Non-GAAP
         Compliance & Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.
Risk Factors
We have identified material weaknesses in our internal control over financial reporting..., page
32

4. You state that you are in the process of designing and implementing a plan to remediate the material weaknesses that you have identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan.
         Also, disclose how long you estimate it will take to complete your plan and any associated expenses that you have incurred or expect to incur, if material. Lastly, revise the
         Summary of Risk Factors in the Prospectus Summary to include a discussion of this risk.
         Refer to Item 105(b) of Regulation S-K.
Market Industry and Other Data, page 56

5. We note your disclosure that certain statements in the prospectus are derived from studies you commissioned from Kantar Consulting and Magid Consulting Inc.
Please
         file consents from those firms as exhibits to the registration statement or tell us why they are not required. Refer to Rule 436 of Regulation C and Section 7 of the Securities Act.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics, page 68

6. You state that the number of transactions is an important metric because your new customers generally begin their LegalZoom journey with a transaction. To clarify the extent to which you have been able to attract new customers to your platform, please also disclose the number of new customers that you acquired for each period presented, or advise.
 Dan Wernikoff
FirstName  LastNameDan Wernikoff
LegalZoom.com,   Inc.
Comapany
May  3, 2021NameLegalZoom.com, Inc.
May 3,
Page 3 2021 Page 3
FirstName LastName

7. You state that consumer transactions comprised one-third of total transactions in
         2020. You also state that you expect the proportion of consumer transactions to decrease over time as you invest more in small business and growth in estate planning transaction
         "normalizes." In an effort to add context to such disclosure and to understand any shift in the composition of your transaction customers, please tell us and revise to disclose the amount of consumer transactions in 2019. Also tell us the percentage of transaction revenue derived from each of consumer and business formation transactions in both fiscal
         2019 and 2020. To the extent any growth in consumer transactions is believed to be related to the impact of the COVID-19 pandemic, revise to include a quantified discussion regarding such impact and discuss the potential impact to your results of operations should this trend not continue. Similar revisions should be made to your risk factor disclosures, as necessary. Refer to Item 303(b)(2)(ii) of Regulation S-K.
8. You state that the majority of "newly acquired subscriptions" are included in the unit count once they are at least 60 days past their subscription order date. Please tell us whether subscription units that automatically renew are counted the same or revise to clarify how those subscriptions are counted. Also, tell us why subscription units acquired through your partner integrations and by customers in the United Kingdom are counted upon purchase.
9. We note the number of subscription units grew significantly between 2019 and 2020, and that you aim to continue to grow this metric by increasing attach rates and retention rates.
         Please revise to define these terms as used in this context. Additionally, you state that your business depends on subscribers renewing and expanding their use of your platform.
         You also state that subscription services are highly dependent upon your transaction products. Tell us what retention, expansion or conversion measures are used to evaluate your business and revise to include a quantified discussion of such measures. Specifically address your consideration to include churn rates and the ratio of gross subscription unit additions to transactions as previously disclosed. Refer to SEC Release No. 33-10751.
Business
Our Market Opportunity, page 100

10. We note your discussion of serviceable addressable market (SAM) and total addressable market (TAM) is based on data from 2017. Please tell us how you considered whether this information is still relevant to the current market and address whether you adjusted any of this information for current market information or trends. Our Products and Services, page 106

11. You state that subscription services automatically renew at the end of each term unless notice of cancellation is provided in advance of the renewal date. Please revise to clarify whether subscriptions can also be cancelled during the renewal term and if so, state whether pro-rata refunds for unused services are provided.
 Dan Wernikoff
LegalZoom.com, Inc.
May 3, 2021
Page 4
Culture and Team, page 113

12. Please revise to provide a description of your human capital resources, if material, as required by Item 101(c)(2)(ii) of Regulation S-K. Disclose the number of contractors and consultants that you employ.
Principal and Selling Stockholders, page 141

13. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities affiliated with TCV.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

14. Please describe for us the performance obligation(s) included in your transaction services and what promises are included in each performance obligations. Also, tell us how this impacts your inclusion of filing fees in the transaction price. Refer to ASC 606-10-25-14 and 32-2.
15. You state that in arrangements in which you are not the principal, you record revenue on a net basis and you specifically refer to services under your legal plans as being recognized on a net basis. Please tell us whether there are other services that are recognized on a net basis. In this regard, we note your Supplemental Terms of Service for Subscriptions and
         Third-Party Services agreement refers to services provided by other parties such as accounting, logo design and credit monitoring companies.
Note 13. Commitments and Contingencies
Legal Proceedings, page F-32

16. While we acknowledge that you have not recorded any loss or accrual related to your various pending litigation cases because the amount of loss is not probable or reasonably estimable, given the fact there is at least a reasonable possibility that a loss may have occurred requires disclosure of either an estimate of the reasonably possible loss (or range of loss) or a statement that such an estimate cannot be made. Please revise. Refer to ASC
         450-20-50-3 and 50-4.
Note 15. Stock-based Compensation, page F-35

17.    You state that for 6,353,153 time-based options granted to certain executive
       officers, vesting for 50% of their unvested options will accelerate upon a CIC event.
FirstName LastNameDan Wernikoff
       Please revise to disclose the unrecognized compensation expense related to such awards
Comapany    NameLegalZoom.com,
       and the amount of such expenseInc. that may be recognized upon effectiveness of the
May 3,offering.
        2021 Page 4
FirstName LastName
 Dan Wernikoff
FirstName  LastNameDan Wernikoff
LegalZoom.com,   Inc.
Comapany
May  3, 2021NameLegalZoom.com, Inc.
May 3,
Page 5 2021 Page 5
FirstName LastName
18. Please provide us with a breakdown of all stock option and RSU awards granted during
         2020 and to date through 2021, and include the fair value of the underlying common stock used to value such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
20. Given that you intend to use a portion of the proceeds from this offering to repay the credit agreement with JP Morgan Chase Bank, an affiliate of one of your underwriters, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jonie Ing Kondracki